STOKE THERAPEUTICS, INC.

45 Wiggins Avenue

Bedford, MA 01730

July 9, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:   Office of Life Sciences

Re:	Stoke Therapeutics, Inc. Registration Statement on Form S-3 Filed July 9, 2025 File No. 333-288583

Via EDGAR - Acceleration Request

Requested Date:	July 11, 2025

Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Stoke Therapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Julia Forbess, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. Forbess at (415) 875-2420 or, in her absence, to Mr. Freedman at (206) 389-4524.

* * *

Sincerely,

STOKE THERAPEUTICS, INC.

By:	/s/ Thomas Leggett
Thomas Leggett
Chief Financial Officer

cc:	Ian F. Smith, Interim Chief Executive Officer Jonathan Allan, General Counsel Stoke Therapeutics, Inc.

Robert A. Freedman, Esq. Julia Forbess, Esq. Fenwick & West LLP